Exhibit 2.02

         Investors Capital Advisory Services Has Record Year

     ICAS Recommended Fund List Has Numerous Picks Up Over 13% YTD


    LYNNFIELD, Mass.--(BUSINESS WIRE)--April 27, 2007--Investors Capital Advisory Services (ICAS), the fee-based arm of Investors Capital Holdings (AMEX: ICH), had its best year ever, posting a record assets under management (AUM) in excess of $500 million. ICAS also had its best quarter since its inception in 1995 adding $80 million in AUM. Both the annual and quarterly numbers are for the period ending March 31, 2007.

    The significant increase in fee-based assets is due to new management of the ICAS Portfolio Management Services platform. Kenneth Aulbach, ICAS Investment Strategist and SVP Advisory Product
Distribution, took over the fee-based platform in 2005.

    "My approach has been to provide our advisors with improved sales tools and marketing support as well as turnkey programs that reflect the client's overwhelming preference to work with advisors on a fee basis, rather than on commission," says Aulbach.

    Under his stewardship, assets flowing into the firm's mutual fund wrap program, F-MAP, have increased more than 200%. The program, at one point hemorrhaging $1 million per month, now takes in $1.5 million on a monthly basis.

    The success of the F-MAP platform is driven by Aulbach's recommended list of mutual funds, many of which are up over 13% YTD versus the Dow, up just over 5% YTD. Some of the well-performing funds are: the Henderson European Focus Fund, the Janus Contrarian Fund, and the MFS Utility Fund.

    The asset surge in large part caused ICH stock to more than triple in the 2007 fiscal year from a low of $2/share to a high of $7.

    "Our emphasis on the advisory business as a great time-management tool and our focus on the details, such as the creation of a quality mutual fund recommended list, have enabled us to augment the program's credibility within our rep force," says Aulbach. "That, in turn, has allowed us to build tremendous asset gathering momentum that is not only reflected in our record increase in AUM but also in the considerable rise of our stock price."

    About Investors Capital Advisory Services:

    Investors Capital Advisory Services (ICAS) is the fee-based platform of Investors Capital Holdings (AMEX: ICH), located in
Lynnfield, Massachusetts, and the sister company of independent broker/dealer Investors Capital Corporation (ICC). ICC and ICAS partner with more than 700 registered representatives nationwide to provide them with the top-quality service, support, products, advisory services, and technology they need to meet their clients' needs and exceed their expectations.

    CONTACT: Investors Capital Advisory Services
             Robert Foney, 781-477-4814
             Director of Public Relations
             rfoney@investorscapital.com